UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 13, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 13/Nov to 20/Nov

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Paulo Henrique Campos – Diretor of Customer Care Operations

Event: Inovação em CX

Date and time: November 13th, 2020, at 10:00 a.m.

Link: www.youtube.com/c/ClienteSAPlay

Topics to be discussed: Where is the disruption really?

Event: 34º Seminário Internacional ABDTIC

Gustavo Baptista Alves – Diretor of Tax

Date and time: November 16th, 2020, at 9:00 a.m.

Link: https://seminarioabdtic.com/

Topics to be discussed: Tax Reform and the telecommunications and technology sectors.

Piero Formica – Compliance and Data Protection Officer

Date and time: November 16th, 2020, at 4:00 p.m.

Link: https://seminarioabdtic.com/

Topics to be discussed: The duration of the LGPD and the implications for the technology sector.

Rio de Janeiro, November 13th, 2020.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 13, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer